SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Strategic American Oil Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86268X103

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86268X103                                          13G                                 Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 3,975,050 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,975,050 (1)
WITH	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,975,050 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON* IN - Individual

(1)

Includes 2,122,050 shares of common stock owned individually and 1,853,000 shares owned by GRQ Consultants 401(k).

CUSIP No. 86268X103                                          13G                                 Page 3 of 4 Pages

Item 1.

(a)

Name of Issuer: Strategic American Oil Corporation

(b)

Address of Issuer’s Principal Executive Offices: Suite 2015, 600 Leopard Street, Corpus Christi, Texas 78473

Item 2.

(a)

Name of Person Filing: Barry Honig

(b)

Address of Principal Business Office or, if none, Residence: 595 South Federal Highway, Suite 600, Boca Raton, Florida 33432

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)     CUSIP Number: 86268X103

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.

Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86268X103                                          13G                                 Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February ____, 2010

/s/ Barry Honig
Signature

Barry Honig
Name